

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 10, 2011

Jonathan Greenberg
Senior Vice President, General Counsel and Secretary
Freescale Semiconductor, Inc.
6501 William Cannon Drive West
Austin, Texas 78735

> **Re:** **Freescale Semiconductor Holdings I, Ltd**.
> **Registration Statement on Form S-1**
> **Filed February 11, 2011**
> **File No. 333-172188**

Dear Mr. Greenberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus

Prospectus Summary, page 1

1.	You provide prominent disclosure of the strengths of your business on pages 3 and 4. Please balance your summary with equally prominent disclosure of the weaknesses or risks relating to your business, including those relating to your history of losses, your indebtedness and your ongoing efforts to reorganize your operations.

Risk Factors, page 10

2.	Revise the introductory paragraph to clarify that you have disclosed all known material risks in this section.

We are highly leveraged…, page 14

3.   Please revise to clarify whether you have in the past been unable to comply with any
        of your debt covenants. If so, specify which covenants and why.

If we cannot make scheduled payments on our indebtedness…, page 15

4.   Revise this risk factor to describe in greater detail your past practice of issuing new
        debt in order to repay existing debt obligations and otherwise renegotiating terms of
        your debt agreements. In addition, please disclose, if true, that certain debt holders,
        including those with whom you have renegotiated in the past, may object to, or be
        reluctant to participate in, future renegotiations of debt terms. We note, as an
        example, the incremental term loan litigation that was settled in February 2010. Make
        corresponding revisions under "Description of Indebtedness" and elsewhere in the
        prospectus, as appropriate.

Our debt agreements contain restrictions…, page 16

5.   We note that your revolving credit facility has a capacity of $590 million and $532
        million currently outstanding, but that only $27 million is available for future
        borrowing under the facility. Please revise to clarify. In this regard, we note your
        reference in the prior risk factor to excluded letters of credit and a non-funding
        commitment.

The failure to implement…, page 22

6.   We note your disclosure in the second-to-last sentence of this risk factor that your
        reorganization will involve changes to many aspects of your business. Accordingly,
        please expand this risk factor or add new risk factors, as appropriate, to more fully
        address the material risks presented.

Enforcement of Civil Liabilities Under United States Federal Securities Laws, page 31

7.   Please revise your discussion as follows:
        •   Here or elsewhere (for example, in your "Description of Share Capital" section on
            page 128) include discussion of the significance of being a Bermuda limited
            liability exempted company;
        •   Clarify whether there are any treaties between the United States and Bermuda;

- Include discussion of how civil liability may be imposed as discussed in the last sentence of the risk "We are a Bermuda company and it may be difficult …" on page 26; and
- Clarify whether the legal conclusions set forth in this section are based upon the opinions of legal counsel.

Use of Proceeds, page 32

8.   We note your disclosure that the amount of debt to be repaid, the particular series to be repaid and the timing of such repayments have not yet been determined. Please tell us when you will determine the amounts, series and relevant timing.

9.   Revise to identify the parties that will receive funds from this offering. In this regard, clearly state whether you will be repaying debt owed to related parties. In addition, please revise the final paragraph on page 32 to disclose the amount of proceeds that will be received by the underwriters or their affiliates as repayment of indebtedness under the revolving credit facility.

10.   Please disclose in this section the amounts outstanding under each series of notes and the revolving credit facility.

Capitalization, page 34

11.   Please remove cash and cash equivalents from the table on page 34 as cash and cash equivalents are not a component of capitalization.

Management's Discussion and Analysis…, page 40
Adjusted EBITDA, page 59

12.   Please make disclosure about the amounts of adjusted EBITDA required for compliance with the debt covenant. Refer to Compliance and Disclosure Interpretation 102.9.

Future Financing Activities, page 61

13.   Please expand your disclosure here or provide an appropriate cross-reference to a more detailed discussion elsewhere in the prospectus addressing the impact of your debt service obligations, including payment-in-kind provisions, on your long-term liquidity.

Restructuring Activities, page 64

14.   Please revise here or in the Business section to clarify the current status of your restructuring activities, including the nature of your restructured participation in the

IBM alliance, the steps, if any, remaining in the winding-down of your cellular handset business and the status of your consolidation of research and development, sales and marketing, and logistical and administrative operations.

Our Business, page 71

Overview, page 71

15.   Please tell us whether the industry reports that you cite here and throughout your document are publicly available, whether they were commissioned by you, whether they were prepared for use in your registration statement, and whether you have any relationship with the authors. Also, tell us whether the authors have consented to the use of their reports.

16.   In addition to the industry reports referenced in the prior comment, you also make several unattributed claims regarding your product performance and market position. Please provide us with copies of any reports and other materials which support your disclosure. Clearly mark the supporting statements in these materials. Also, clarify whether you have any relationships with the individuals or organizations responsible for the preparation of these materials.

17.   Given the rapidly evolving technology discussed in the prospectus, it might appear that the historical experiences and prior relationships of companies like Freescale may be of decreasing importance and that newer entrants may have increasing opportunity to establish themselves and expand their customer bases with new technology offerings. With a view to disclosure, please advise and revise as appropriate.

Our Strategy, page 77

18.   Please explain your reference to "design win momentum."

Increase our net sales from distribution, page 77

19.   Please tell us how you determined that your distribution partners give you access to 200,000 potential customers and 6,500 field application engineers.

Products and Applications, page 78

20.   We note the extensive use of technical and industry terms in the description of your products, in your manufacturing disclosure and elsewhere in your prospectus. Revise your disclosure to explain clearly the meaning of these terms to an investor who may not be familiar with your industry. Examples include, without limitation, your references to nanometer process technologies, 150/200 millimeter facilities, zero defect quality processes, power architecture technology, StarCore architecture and

ARM-based i.MX application processors. Also, explain clearly the various acronyms used in the prospectus such as QorIQ, SMARTMOS, CMOS, NVM, MEMs, HSPA+, TD-SCDMA and CDMA2K.

Research and Development, page 83

21.   We note that you participate in various collaborative research programs. With a view to disclosure, please tell us about the nature and purpose of each of these programs and explain their significance to your business.

Competition, page 85

22.   It is unclear whether competitive conditions are the same for each of your products. It is also unclear whether each of your competitors offer the same range of products that you offer. Please clarify.

23.   We note that you compete, in part, based upon your warranty terms. Please revise the prospectus, where appropriate, to discuss your warranty obligations.

Intellectual Property, page 86

24.   We note your reference to 11,500 issued and pending patents. Please revise your disclosure to clarify how many different technological claims are protected by patents or are pending patent approval. For example, please disclose, if true, whether some of your patents and pending patent applications derive from a common parent patent application or are foreign counterpart patent applications and relate to similar or identical technological claims. In addition, please discuss the differences in intellectual property rights, including patent protection, afforded holders in the United States and other countries material to your operations.

Environmental Matters, page 86

25.   Please quantify, if known, your liability for operable units one and two.

Management, page 89

26.   We note that several biographies of directors and executive officers appointed within the past five years do not adequately describe the prior positions held by these individuals, including the dates that the positions were held and/or the nature of the responsibilities undertaken. Please revise.

27.   Please provide objective support for your statement that Intersil is a world leader in the design and manufacture of high performance analog solutions.

Executive Compensation, page 97

28.   Please disclose the reasons for, and amount of, the increases in base salary from 2009
       to 2010.

Compensation Consultant and Peer Group Comparability, page 99

29.   Please revise your disclosure to clarify how market data is used by your
       compensation committee and others, if any, to determine the compensation of your
       named executive officers.

Elements of Compensation, page 100

30.   We note that you have not disclosed the specific targets to be achieved in order for
       your named executive officers to earn their respective incentive payments under the
       short-term and long-term incentive plans.   Please provide this disclosure. To the
       extent that your 2010 long-term incentive awards do not contain performance targets,
       please revise to clarify. Furthermore, if you believe that disclosure of target
       information for the short-term and long-term plans, on a historical basis, would result
       in competitive harm such that the information could be excluded under Instruction 4
       to Item 402(b) of Regulation S-K, please provide us with a detailed explanation
       supporting your conclusion.

31.   Please disclose how the determination is made as to when awards are granted,
       including equity based compensation.

Principal Shareholders, page 119

32.   Please identify the natural person or persons who have voting or investment control
       of the shares held by each of the entities listed.

Description of Indebtedness, page 126

33.   We note that your disclosure is largely repetitive of disclosure appearing elsewhere in
       the prospectus. Please expand your discussion of the material terms of your
       indebtedness to more fully describe applicable covenants and restrictions as well as
       material features such as the make-whole premium and payment-in-kind election
       provisions.

Description of Share Capital, page 128

34.   You indicate that this section "summarizes certain provisions" of your memorandum
       of association and by-laws. Please revise to clarify, if true, that you discuss all
       material terms of these documents.

35.   Please include discussion of the procedures and timelines, if any, by which your board may make calls or assessments. Please see Item 202(a)(1)(ix) of Regulation S-K.

Tax Considerations, page 141

36.   Please tell us whether you intend to file tax opinions from your legal counsel as exhibits to this registration statement. Note that we may have further comment after receiving your response.

Financial Statements

37.   Please update the financial statements when required by Rule 3-12 of Regulation S-X.

Note 1.   Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-8

38.   Please describe to us the nature of the multiple element arrangements referred to in your revenue policy disclosure. Also, describe how you determine the fair values of the elements involved.

Note 6. Employee Benefits and Incentive Plans, page F-31

39.   Please tell us how you determined the fair value of common shares underlying stock option and restricted stock grants in 2010 and to-date in 2011, if any. Please explain the methods, models and significant assumptions that are the primary drivers of the estimated common stock fair value(s) utilized for stock compensation purposes. Please highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please also provide us with a chronological bridge of management's fair value per share determinations to the current estimated IPO price per share.

40.   Please indicate when discussions were initiated with your underwriter(s) about possible offering price ranges and provide us a history of those discussions. We will delay final assessment of stock based compensation pending inclusion of the estimated IPO price in the filing.

41.   It can be difficult and subjective to estimate the fair value of non-publically traded common shares for stock compensation purposes. Please tell us how you considered whether you should provide disclosure in MD&A regarding how you estimated the fair value of a common share for stock compensation purposes.

Note 10. Reorganization of Business, Contract Settlement, and Other, page F-46

42.   As it relates to your employee separation costs and other exit costs, please tell us how you determined the timing of the charges, including a description of the underlying GAAP applied. In that regard, we see that you have severance obligations through 2012.

43.   It appears you have recorded liabilities for exit costs in each of the years presented. Tell us why you have not presented a roll-forward of exit costs liabilities for other than 2010. Refer to FASB ASC 420-10-50-1.

44.   Please show us how charges and credits described in Note 10 can be reconciled to the amounts presented in the corresponding caption on the statement of operations.

Exhibits and Financial Statement Schedules, page II-3

45.   Please include an updated accountant's consent with any amendment to the filing.

46.   Please submit all remaining exhibits, including all material agreements, as soon as possible. We note, for example and without limitation, that it does not appear that you have filed the following agreements:

   • The manufacturing and outsourcing agreements referenced on page 17;
   • The license agreements referenced on page 20;
   • Material lease agreements related to the properties referenced on page 88; and
   • Several related party agreements referenced on page 124, including your management agreements.

        When you respond to this comment, please identify by exhibit number the agreements filed and the matters to which they relate. In addition, please ensure that the material terms of the agreements are appropriately disclosed in the prospectus. Alternatively, to the extent you believe that certain agreements may not be material, please advise. Note that we may have further comment after we review your response.

47.   We note that certain of your exhibits are incomplete and/or lack attachments. For example, Exhibits 10.38 and 10.39 appear to be missing schedules. Please file complete agreements.

48.   Please explain the bases upon which you believe you are able to incorporate by reference forms of agreement as you do with exhibits 10.15, 10.30 and 10.37. See Instruction 1 to Item 601 of Regulation S-K.

49.   Exhibits 10.23 and 10.37 appear to attempt to incorporate by reference information that is itself incorporated by reference. Refer to Securities Act Rule 411(d). Please revise.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3662 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by facsimile): Jennifer A. Bensch